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SEC FILE NUMBER
1-8831

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Fedders Corporation

Full Name of Registrant
N/A

Former Name if Applicable
505 Martinsville Road

Address of Principal Executive Office (Street and Number)
Liberty Corner, New Jersey 07938-0813

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fedders Corporation (the “Company”) hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the period ended June 30, 2007. The financial statements for the Company’s second quarter cannot be completed without unreasonable effort or expense. Although at this time the Company cannot provide a specific date for the completion of the financial statements and the filing of the Form 10-Q for the second quarter ended June 30, 2007, the Company does not currently anticipate that the Form 10-Q will be filed by the fifth calendar day following the date on which it was due.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kent E. Hansen	908	604-8686
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary net sales for the second quarter ended June 30, 2007 were $45.5 million compared with $95.6 million in the prior-year second quarter. For the year-to-date ended June 30, 2007, preliminary net sales were $75.6 million compared with $195.3 million in the prior year. Sales were lower due to ceasing to supply two large big-box retailers, discontinuing manufacturing and selling dehumidifiers, and production constraints caused by limited working capital liquidity. The net loss applicable to common stockholders is estimated at $12.6 million, or a loss of $0.36 per diluted share, for the second quarter ended June 30, 2007 compared with a loss of $10.0 million, or a loss of $0.33 per diluted share, in the prior-year quarter. For the year-to-date ended June 30, 2007, the preliminary net loss applicable to common stockholders was $31.5 million, or a loss of $0.92 per diluted share, compared with $20.0 million, or a loss of $0.65 per diluted share, in the prior year.

Fedders Corporation
(Title of Registrant)

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ Kent E. Hansen

Kent E. Hansen
Executive Vice President